

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   June 21, 2016

<u>Via E-mail</u>
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005, NY

> **Re: Fuda Group (USA) Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 21, 2016**
> **File No. 333-208078**

Dear Mr. Wu:

   Our preliminary review of your registration statement indicates that it fails to provide updated financial statements and related disclosures for the interim period ending March 31, 2016 as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                                            Sincerely,

                                            /s/ Pamela Long

                                            Pamela Long
                                            Assistant Director
                                            Office of Manufacturing and
                                            Construction